UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 16, 2015

PARK PLACE ENERGY CORP.
(Exact Name of Registrant as Specified in its Charter)

Nevada	000-51712	71-0971567
(State or other	(Commission File Number)	(IRS Employer
jurisdiction		Identification No.)
of incorporation)

2200 Ross Ave., Suite 4500E
Dallas, TX USA	75201
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 220-4340

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 1.01      Entry into a Material Definitive Agreement.

            On July 16, 2015, Park Place Energy Corp., a Nevada corporation (“PPEC”) entered into an Agreement and Plan of Merger (the “Plan of Merger”) with a newly formed, wholly-owned Nevada subsidiary, PPEC Merger Corp. (“Merger Sub”), and a newly formed, wholly-owned Delaware subsidiary, Park Place Energy Inc. (“Hold Co.”), pursuant to which PPEC will be merged with Merger Sub and will become a wholly-owned subsidiary of Hold Co. for the sole purpose of causing Hold Co. to become the holding company of PPEC. The merger is subject to a number of conditions, including the approval of the Plan of Merger by the stockholders of PPEC. In due course, PPEC intends to submit a proxy statement to the Securities and Exchange Commission for the purpose of soliciting proxies for that purpose. It is Hold Co.’s intention to file a Registration Statement on Form S-4 relating to this transaction in the near future. The Registration Statement will form the principal content of the proxy statement.

            A copy of the Plan of Merger is attached hereto as Exhibit 2.1.

            The formation of the holding company will not result in any material change in the business, management, fiscal year, accounting, location of the principal executive officers, assets or liabilities of PPEC. In addition, PPEC expects that Hold Co.’s common stock will trade on the OTCQB market under the symbol “PKPL” and that Hold Co. will be able to use the same CUSIP number as currently used by PPEC. Shareholders will not be required to exchange certificates representing PPEC shares in connection with the formation of the holding company.

            Additional information about the formation of the holding company and a comparison of the rights of stockholders of PPEC prior to and following the transaction will be contained in the definitive proxy statement that will be distributed to stockholders in connection with the solicitation of their vote on the transactions, and to be filed with the Securities and Exchange Commission. The description of the Agreement and Plan of Merger, the Delaware Certificate of Incorporation and the Bylaws of Hold Co. above and such portions of the proxy statement are qualified in their entirety by reference to the full text of such documents, all of which will be contained in the proxy statement.

            It is Hold Co.’s intention to file a Registration Statement on Form S-4 relating to this transaction in the near future. The Registration Statement will form the principal content of the proxy statement.

Item 3.03      Material Modification to Rights of Security Holders.

            Please see the disclosure set forth under Item 1.01, which is incorporated by reference into this Item 3.03.

Item 9.01      Financial Statements and Exhibits.

(d)        Exhibits

Exhibit
Number	Description
2.1

Agreement and Plan of Merger, dated July 16, 2014, by and among Park Place Energy Corp., a Nevada corporation, PPEC Merger Corp., a Nevada corporation and an indirect wholly-owned subsidiary of the Company, and Park Place Energy Inc., a Delaware corporation and a wholly-owned subsidiary of the Company and the parent of PPEC Merger Corp.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK PLACE ENERGY CORP.

Dated: July 16, 2015	By:	/s/ Francis M. Munchinski
Name: Francis M. Munchinski
Title: Secretary and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
2.1

Agreement and Plan of Merger, dated July 16, 2014, by and among Park Place Energy Corp., a Nevada corporation, PPEC Merger Corp., a Nevada corporation and an indirect wholly-owned subsidiary of the Company, and Park Place Energy Inc., a Delaware corporation and a wholly-owned subsidiary of the Company and the parent of PPEC Merger Corp.